Craft Capital Management LLC

377 Oak Street, Lower Concourse

Garden City, New York 11530

January 16, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joanna Lam Raj Rajan Michael Purcell Kevin Dougherty

Re:	Decent Holding Inc.
Registration Statement on Form F-1, as amended
File No. 333-282509

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned representative of the underwriters of the offering hereby join in the request of Decent Holding Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m., Eastern Time, on January 21, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ortoli Rosenstadt LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Craft Capital Management LLC
as representatives of the several underwriters

By:	/s/ Stephen Kiront
Name:	Stephen Kiront
Title:	Chief Operating Officer